TIDELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

March 1, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated February 25, 2011
Item 4.01 Form 8-K
Filed February 24, 2011
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter dated February 25, 2011 on the Form 8-K filed by the Company on February 24, 2011 (the “Form 8-K”) under the Securities Exchange Act of 1934, as amended.

Concurrently with the filing of this correspondence, the Company is filing an amendment (the “Amendment”) to the Form 8-K.

Item 4.01 Form 8-K filed February 24, 2011

1.	Report Date. The report date in the Amendment has been changed to February 16, 2011.

2.	Approval for Auditor Change. The Amendment discloses the date of the Board of Director approval of the auditor change as February 22, 2011.

3.	Updated Letter. The former auditor’s Exhibit 16 letter has been updated.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Daniel Peralta
Daniel Peralta, Chief Executive Officer